UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32349

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Signet Jewelers Limited US Employee

Stock Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Signet Jewelers Limited

Clarendon House

2 Church Street

Hamilton

Bermuda

The following financial statements for the Signet Jewelers Limited US Employee Stock Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Signet Jewelers

Limited US Employee Stock Savings Plan

and the Board of Directors of Signet

Jewelers Limited

Akron, Ohio

We have audited the accompanying Statements of Financial Condition of the Signet Jewelers Limited US Employee Stock Savings Plan (the “Plan”) as of April 30, 2014 and 2013, and the related Statements of Changes in Plan Equity for the years ended April 30, 2014, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of April 30, 2014 and 2013, and the changes in plan equity for the years ended April 30, 2014, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio

July 24, 2014

Signet Jewelers Limited US Employee Stock Savings Plan

Statements of Financial Condition

April 30, 2014 and 2013

	2014	2013
Assets:
Government Money Market Account	$2,746,127	$2,099,854

Total Assets:	2,746,127	2,099,854

Liabilities:
Participant Withdrawals Payable	9,760	3,800

Total Liabilities:	9,760	3,800

Equity:
Plan Equity	2,736,367	2,096,054

Total Plan Equity:	$2,736,367	$2,096,054

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan

Statements of Changes in Plan Equity

For the Years Ended April 30, 2014, 2013 and 2012

	2014	2013	2012
Additions:
Participants’ Contributions During the Year	$2,528,586	$1,963,565	$1,633,011
Interest Earned During the Year	228	177	158

Total Additions	2,528,814	1,963,742	1,633,169
Deductions:
Participants’ Withdrawals During the Year	(264,006)	(158,395)	(190,272)
Assets Used for Stock Purchases	(1,624,495)	(1,447,989)	(1,099,623)

Change in Plan Equity:	640,313	357,358	343,274
Plan Equity:
Beginning of Year	2,096,054	1,738,696	1,395,422

End of Year	$2,736,367	$2,096,054	$1,738,696

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2014, 2013 and 2012

1) Description of the Plan

The following description of the Signet Jewelers Limited (the “Company”) US Employee Stock Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the provisions of the Plan.

The Signet Jewelers Limited US Employee Stock Savings Plan was adopted by the Board of Directors of the Company (the “Board”) on July 9, 2008.

The Plan provides eligible employees with an opportunity to accumulate savings through payroll deductions and to apply such savings to the purchase of common shares of the Company. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The maximum number of shares that may be placed under options under the Plan is 8,568,841 shares, subject to any adjustment in the number of shares available pursuant to the terms of the plan. In addition, as of any date within any period of ten years, not more than 10% of the shares issued immediately prior to such date may in the aggregate be issued or issuable pursuant to rights acquired under the Plan and any other employee share plans adopted by the Company. For purposes of the foregoing limit, shares subject to options which have lapsed are not taken into account. As of April 30, 2014, 254,450 shares had been issued under the Plan leaving 8,314,391 shares available for future issuance, subject to the limitations discussed above.

Term

The Plan will remain in effect until the first to occur of (i) its termination by the Board or (ii) the expiry of ten years from the date of its adoption.

Eligibility

Employees will be eligible to participate in the Plan, if as of September 1 of the year an employee: 1) has been continuously employed with either Signet US Holdings, Inc. or Sterling Jewelers Inc. for at least twelve months, 2) has worked at least 1,000 hours during the preceding twelve months; and 3) does not or would not, after exercise of all outstanding options, hold 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary thereof. As of April 30, 2014, 2013 and 2012 the Plan had 1,769, 1,364, and 1,079 active participants, respectively.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2014, 2013 and 2012

Contributions

Eligible employees may participate in the Plan by entering into a savings contract, during the enrolment period, in the manner and in the form provided by the Company. Under each savings contract, employees will agree to have amounts withheld from their salary as a payroll deduction for a period of 27 months or such lesser period permitted by the Company, subject to any limits established by the Board on the amount of savings permitted under the Plan. As a result, eligible employees are permitted to enter into more than one savings contract at a time, so long as the participant’s contributions under the Plan are not less than $10 or more than $400 for any month. A participant cannot change the rate of payroll deductions once a savings contract has commenced. Participants’ contributions are made after applicable withholding taxes have been withheld from the participants’ earnings.

The Company will designate eligibility periods during which eligible employees may elect to enter into a savings contract. These eligibility periods ordinarily relate to periods following the announcement of the Company’s financial results during which the Company is permitted to grant options with respect to shares.

As permitted by the Plan document, the Company determined that each savings contract begins on approximately the second pay date in October of the contract year and concludes 27 months after inception.

Contributions withheld for participants are pooled and invested in money market funds. Interest earned on those funds is allocated on a pro-rata basis to participant accounts based upon the participant’s relative account balance.

Grant and Exercise Price of Options

Employees are granted with respect to each savings contract one option to acquire shares of the Company at the end of the term of such contract. Each option represents a right to purchase the largest number of shares, determined at the date of grant that could be bought with the accumulated savings (excluding any interest) under a savings contract at the exercise price per share with respect to such option. Options are granted as of the first business day of any period during which savings may accrue and be accumulated under a savings contract.

The exercise price per share under a savings contract will be determined by the Board, but will not be less than 85% of the fair market value using the mid-market closing price of a share as of the date of grant of such option.

No employee may be granted an option that permits his or her rights to acquire shares under the Plan and all other plans qualifying for treatment as “employee stock purchase plans” under Section 423 of the Code established by the Company or its subsidiaries to accrue at a rate that exceeds $25,000 in fair market value of such shares (determined at the date of grant) for each calendar year.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2014, 2013 and 2012

Payment of Benefits

Participants may elect to exercise their option to purchase shares of common stock at the end of the savings contract to which such option relates or receive their accumulated savings and interest thereon. Additionally, a participant or their beneficiary or estate may also exercise any of their options within 90 days after any of the following events prior to the expiration of options:

•	Death

•	Disability

•	Retirement after attaining age 60, or

•	Involuntary termination of employment by the Company without cause.

If a participant does not elect to exercise an option prior to its cancellation, the Company will treat such option as having been exercised if the fair market value of the shares underlying the option exceeds the accumulated savings (excluding interest) under the applicable savings contract. If the fair market value of the shares under an option does not exceed the accumulated savings (excluding interest), the accumulated savings and any interest thereon will be distributed to the participant.

Income Taxes

The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The plan administrators believe the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares upon exercise of an option under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of shares of the Company purchased under the Plan, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plan. Eligible employees should consult with their own tax advisors as to the tax consequences of their particular transactions under the Plan.

Plan Termination

The Board may at any time terminate or amend the Plan in any respect; provided, however, that prior approval of the shareholders of the Company is required for any amendment which is beneficial in any material respect to participants in the Plan (other than amendments which are minor in nature and made to benefit the administration of the Plan, amendments necessary for the Plan to comply with the requirements of Section 423 of the Code or to take account of any existing or proposed legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for the Company, any of its subsidiaries or for participants). Upon termination of the Plan, the accumulated savings, if any, remaining in the accounts of the participants, shall be used to purchase shares under all outstanding options as if the Plan was terminated at the end of the term of a savings contract and any remaining accumulated savings and interest thereon shall be refunded in cash to the participants, unless the Board determines otherwise.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2014, 2013 and 2012

Adjustments

Upon a change in capital structure of the Company, an equitable adjustment shall be made to each outstanding option such that each such option shall thereafter pertain to an equivalent number of shares after such change as before such change, or, at the sole discretion of the Company, provide for such securities, cash and/or other property as would have been received in respect of the shares subject to such option had such option been exercised in full immediately prior to such change. Such an adjustment shall be made successively each time any such change shall occur. In addition, in the event of any such change, the Company shall make any further adjustment to the number of shares and exercise price per share subject to outstanding options as shall be equitable to prevent dilution or enlargement of rights under such options and the determination of the Company as to these matters shall be conclusive, final and binding on all participants and other persons. In the event of a Change in Control of the Company, if options granted under the Signet Jewelers Limited Rules of the Sharesave Scheme (adopted on July 9, 2008, as amended) become exercisable then options under the Plan will concurrently become exercisable in the same manner and subject to the same limitations, to the extent consistent with and not in derogation of the rules of the Plan pursuant to Section 423 of the Code and other applicable law.

Withdrawals

A participant may cancel and withdraw the accumulated savings and interest attributed under a savings contract at any time. However, if a participant cancels a saving contract prior to the end of its term, the participant forfeits the opportunity to purchase shares under the option relating to such contract (unless such cancellation is by reason of the employee’s death, disability, retirement after attaining age 60 or involuntary termination of employment by the Company without cause) and may be assessed a processing fee.

Plan Administration

The Plan is administrated by a committee appointed by the Board. Day to day administration of the Plan is managed by AST Plan Equity Solutions. The Company pays all expenses of the Plan. Such expenses are not reflected in the accompanying financial statements.

(2) Summary of Accounting Policies

Basis of Presentation

The financial statements in this report reflect the financial position and changes in plan equity of the Plan. The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amount and disclosures. Actual results could differ from those estimates.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2014, 2013 and 2012

Subsequent Events

Management of the Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the ASC establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in an active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation methodology used for the Plan assets are measured at fair value as follows:

Money market account: Determined by a quoted market price on active market and is classified within Level 1 of the valuation hierarchy.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of April 30, 2014 and 2013. As there are no Level 2 or Level 3 assets, those columns have been excluded from the tables.

	2014
	Level 1	Total

Government Money Market Account	$2,746,127	$2,746,127

	2013
	Level 1	Total

Government Money Market Account	$2,099,854	$2,099,854

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signet Jewelers Limited US Employee Stock Savings Plan

By:	/s/ Ronald Ristau

	Name:	Ronald Ristau

	Title:	Chief Financial Officer Signet Jewelers Limited

Date: July 24, 2014

SIGNET JEWELERS LIMITED US EMPLOYEE STOCK SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED APRIL 30, 2014

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company